Lang Michener llp
Lawyers – Patent & Trade Mark Agents

Brookfield Place, 181 Bay Street, Suite 2500 P.O. Box 747 Toronto ON M5J 2T7 Canada	Reply to: Hellen Siwanowicz Telephone: (416) 307-4032 Direct Fax: (416) 304-3791 hsiwanowicz@langmichener.ca
Telephone: 416-360-8600 Facsimile: 416-365-1719
November 6, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz, Branch Chief – Legal
Dear Sirs:

Re:	Vitran Corporation Inc. (the “Company”) Amendment No. 1 to Form S-3 Filed October 28, 2009 File No. 333-162208
We write on behalf of the Company in response to Staff’s letter dated November 6, 2009 (the “Comment Letter”) signed by Ms. Amanda Ravitz, Branch Chief – Legal, Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Amendment No. 1 to Form S-3 (the “Registration Statement”).
On behalf of the Company, set out below are the responses to Staff’s comments. Our numbered paragraphs below correspond to the numbering used in the Comment Letter.
Exhibit 5.1
1.	We note your response to our prior comment 4 and reissue in part. Please delete “as of the date hereof” from the last paragraph. Also, please delete the words “in effect” from the third paragraph. Alternatively, confirm that you will re-file your opinion on the date of effectiveness.
In response to Staff’s comments on the opinion letter attached to the Registration Statement as Exhibit 5.1, we confirm that we will re-file the opinion of Lang Michener LLP on the date of effectiveness.

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Lang Michener llp

Lawyers – Patent & Trade Mark Agents	Page 2
In addition, please see the attached letter from the Company acknowledging that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned should you have any further questions.
Yours truly,
Lang Michener LLP
“Hellen Siwanowicz”
Per:   Hellen Siwanowicz
Encls.

cc:	Sean Washchuk, Vice President Finance and Chief Financial Officer – Vitran Corporation Inc. Michael Taylor – Lang Michener LLP

www.langmichener.ca	Toronto Vancouver Ottawa Hong Kong

ACKNOWLEDGEMENT
To:	United States Securities and Exchange Commission

Re:	Vitran Corporation Inc. Amendment No. 1 to Form S-3 Filed October 28, 2009 File No. 333-162208

Reference is made to your comment letter dated November 6, 2009 in connection with Amendment No. 1 to the registration statement on Form S-3 filed by Vitran Corporation Inc. (the “Company”).
The undersigned, Sean Washchuk, the duly appointed Vice President Finance and Chief Financial Officer of the Company, does hereby acknowledge on behalf of the Company, without personal liability, that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
DATED the 6th day of November, 2009.

VITRAN CORPORATION INC.
By:	/s/ Sean P. Washchuk
Sean Washchuk
Vice President Finance and Chief Financial Officer